May 4, 2005


By facsimile to (403) 272-3620 and U.S. Mail

Ms. Jean L. Blanchard
President
Safer Residence Corporation
528B Clarke Road, Unit 64044
Coquitlam, British Columbia, Canada V3J 7V6

RE:	Safer Residence Corporation
	Pre-effective Amendments 4, 5, and 6 to Registration
Statement
on Form SB-2
	Filed April 27, 2005 and May 2, 2005
File No. 333-120926

Dear Ms. Blanchard:

	We reviewed the filings and have the accounting comments below.
Unless indicated otherwise, our page references are to pre-effective amendment 6 that was filed on the EDGAR system with a marked or redlined version of the amendment on May 2, 2005.

Report of Independent Registered Public Accounting Firm

1. As requested in prior comment 7, have your auditors revise their audit report to include a conformed signature as required by Rule 2-
02(a) of Regulation S-X and Regulation S-B. A conformed signature is required for both the auditors` report and the auditors` consent.

2. We note your response to prior comment 8.  Based on your
specific
facts and circumstances, we will not object to the use of a
Canadian
audit firm at this time.  However, if your operations in the
United
States become significant in the future, we expect Safer Residence Corporation to engage an United States registered public accounting firm, consistent with our position outlined in section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" that is available on the Commission`s website at
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..

Closing

	File a pre-effective amendment with a marked or redlined version in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Safer Residence and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Safer Residence requests acceleration of the registration statement`s effectiveness, Safer Residence should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Safer Residence from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Safer Residence may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 824-5478 or Anne M. McConnell, Senior Staff Accountant, at (202) 942-1795. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 942-1978 or me at (202) 942-2864.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	CSC Services of Nevada, Inc.
	502 East John Street
	Carson City, NV 89706

	W. Scott Lawler, Esq.
	1530 9th Avenue, S.E.
	Calgary, Alberta, Canada T2G 0T7



Ms. Jean L. Blanchard
May 4, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE